CONSENT

TO: Fronteer Development Group Inc.

AND TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
United States Securities and Exchange Commission
(collectively, the "**Commissions**")

AND TO: The Toronto Stock Exchange (the "**TSX**")

RE: Technical Reports

Reference is made to the following technical report: (i) Ian Cunningham-Dunlop, co-author of the technical report entitled "An Update On The Exploration Activities Of Aurora Energy Resources Inc. On The CMB Uranium Property, Labrador, Canada, During The Period January 1, 2007 To December 31, 2007, Part II - CMB Mineral Resources" dated April 7, 2008. The undersigned hereby consents to the filing of the Technical Reports with the Commissions and with the TSX.

DATED this 9th day of April, 2008.

Per: [signature]
I. Cunningham-Dunlop